UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9C

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

PORTUGAL TELECOM, SGPS, S.A.
(Name of Subject Company)

PORTUGAL TELECOM, SGPS, S.A.
(Name of Person(s) Filing Statement)

Ordinary shares, nominal value €1 each
American Depositary Shares, each representing one ordinary share, nominal value €1 per share
(Title of Class of Securities)

Ordinary Shares (ISIN: PTPTC0AM0009)
American Depositary Shares (CUSIP: 737273102)
(CUSIP Number of Class of Securities)

Nuno Prego
Investor Relations Director
Portugal Telecom, SGPS, S.A.
Av. Fontes Pereira de Melo, 40
1069-300 Lisboa
Portugal
+351 21 500 1701
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

TABLE OF CONTENTS

1.             Presentation of Portugal Telecom, SGPS, S.A. (the “Company”), dated June 6, 2006, given at the Merrill Lynch Conference in London, and to be given at additional conferences in June 2006.

IMPORTANT NOTICE

                Investors are urged to read the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information.  The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC’s website at www.sec.gov and at the Company’s principal executive offices in Lisbon, Portugal.

                These materials contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions. These statements reflect our current expectations. In light of the many risks and uncertainties surrounding the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

Portugal Telecom Merrill Lynch Conference London, 6 June 2006 Zeinal Bava Executive Board Member

Important Notice These materials contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements are not statements of historical fact and reflect goals of the company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, future events and results to be achieved may be different from the company's current goals and expectations, and investors should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments. These materials have been made public by Portugal Telecom, SGPS, S.A. (the “Company”). Investors are urged to read the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC’s website at www.sec.gov and at the Company’s principal executive offices in Lisbon, Portugal. Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL. The Company does not take responsibility for any information on Reuters and Bloomberg, and such information is not incorporated by reference in these materials.

Agenda Profile Voice, video and data strategy International assets First quarter 2006 highlights Update on initiatives Shareholder remuneration

2005 [Euro million] Wireline Multimedia Mobile Portugal Mobile Brazil Others 80% 65% 95% 35% 20% 5% Portugal International 6,385 2,496 1,552 Portugal Portugal Telecom is an integrated telecom and multimedia operator with a leading position in its two strategic markets: Portugal – full range of voice, video and data services Brazil - market leader in mobile Portugal Telecom also has a relevant position in markets such as Morocco, Angola, Macau and other Portuguese-speaking countries. Leading telecom and multimedia operator 32% 20% 23% 27% 10% 8% 5% 32% 45% 58% 0% 3% -4% 9% 32% Revenues EBITDA EBITDA minus Capex

Agenda Profile Voice, video and data strategy International assets First quarter 2006 highlights Update on initiatives Shareholder remuneration

PT continues to successfully develop broadband in Portugal… Full range of broadband products, based on two platforms: ADSL and Cable. More than 70% of customer base with 4Mbps or higher, following speed upgrade. Continuous launch of innovative products to accelerate broadband take-up, e.g. new prepaid without obligatory recharge (16% users still in dial-up). 184 687 391 PT Broadband Customers [thousand] Cable ADSL 933 Portuguese Broadband Market • 1Q06 [thousand] Source: Anacom, PT Broadband share • 1Q06 [%] PT 965 €49.50 8Mb €35.58 4Mb €24.99 512k €0.35/10min Free•256k ADSL offer Cable 36% ADSL 64% 2002 2003 2004 2005 1Q06 347 1,312 1,557 1,836 3,651 965 TV Homes PC Homes Internet Homes BB Homes PT Other 74%

… and is making inroads in mobile data services

TMN 3G customers
[thousand]


6x
80
122
268
385
485
1Q05
2Q05
3Q05
4Q05
1Q06

Weight of TMN 3G customers in total customers
[thousand]


5,318
3G
9%
GPRS
47%
2G
44%
1Q06


tmn

- Acceleration of 3G services rollout in Portugal in 2005, with the introduction of exclusive handsets and data services.
- Refocus handset strategy.
- HSDPA data cards launched in April 2006 [20k data cards].
- Mobile TV launched in May 2006.
- Main 3G services include: news services, games, sports, ring tones, MMS.
- More initiatives in the pipeline.

Mobile TV


Game One
H
Blue TV
CNN

Full access for €7.5 per month or €0.9 per day

[7] Portugal Telecom June 2006

Stimulating voice usage and retention through innovative products

Impact of flat rates on wireline MoU
[minutes]


With flat rates
+23%
Month-2
Month-1
Month 0
Month+1
Month+2

> Wireline with 2.2 million pricing plans serving over 1 million customers.
> VoIP a reality for PT customers (PC2PC, PC2Phone).
> Voice in cable to be launched this year.
> Continual rollout of initiatives to improve mobile usage.

Wireline pricing plans
[thousand]


1,199
1,330
1,408
1,795
2,163
Flat rate
1Q05
2Q05
3Q05
4Q05
1Q06

Initiatives to improve mobile usage


DIZ TUDO O QUE TE VIER À CABEÇA.
0
Liga grátis 12000
tmn

- Traffic promotion campaigns
- Missed calls warning
- Lisbon subway coverage
- SMS promotions aimed at the youth segment
- Receiving party pay
- Push-to-talk

[8] Portugal Telecom June 2006

Strong potential for pay-TV growth in Portugal Pay TV penetration on TV households Ÿ 2005 [%] €27.5 40 Channels Mini-basic €22.5 15 channels - €15.5 65 Channels Basic Funtastic Life Adult €7.2 Children €5.6 Movies €15.6 Sports €20.8 Analogue offer Digital Offer Digital Premium Pay-TV Customers Ÿ 1Q06 [thousand] DTH Cable 2% 1% 2% 7% 4% 5% 30% 10% 17% Last 10Y CAGR One the highest growth rates in Europe. Pro pay-TV environment (limited FTA; lack of entertainment alternatives in certain regions). PT is well positioned to benefit from this growth, considering its attractive offer and country coverage. Source: Screen digest 1,472 49% 98% Ita Spa Port Fin Ger Den Sw Bel Nld 3,651 2,695 TV Homes Homes Passed Customers

Agenda Profile Voice, video and data strategy International assets First quarter 2006 highlights Update on initiatives Shareholder remuneration

Market leadership in Brazilian mobile Vivo is leading the Brazilian mobile market with 30 million customers. One of the most competitive markets in the world. Focus on retaining the best value customers in a competitive environment. Vivo continues to lead in innovation. Restructuring plan underway. Vivo customers [thousand] Operating cash flow Ÿ 2005 [%] Data as % Service Revenues Non-SMS Data [Real million] Market share Vivo EBITDA Ÿ 2005 [Real million] 799 -375 -2,051 -1,116 Vivo Comp 1 Comp 2 Comp 3 20,656 30,138 29,805 26,543 2003 2004 2005 1Q06 5.5% 7.0% 1Q05 1Q06 43% 34% 3,021 460 -208 1,435 Vivo Comp 1 Comp 2 Comp 3

Pop 33mn Penetration 37% Pop 12mn Penetration 13% Other main international assets performing strongly 3 51% CST 32 40% CVT 4 41% Timor Telecom 158 32% Meditelecom 26 29% UOL 80 28% CTM 247 25% Unitel EBITDA Stake Brazil EBITDA Stake Asia EBITDA Stake Africa Unitel [Angola] Meditelecom [Morocco] Customers [thousand] EBITDA [Euro million] Customers [thousand] EBITDA [Euro million] [2005] [Euro million] 111% +67% +30% +19% 1,396 1,198 541 129 247 82 2004 2005 1Q06 2004 2005 1Q06 4,197 4,034 2,934 154 158 42 2004 2005 1Q06 2004 2005 1Q06

Agenda Profile Voice, video and data strategy International assets First quarter 2006 highlights Update on initiatives Shareholder remuneration

EBITDA impacted by interconnection rate cuts and one-off in 1Q05

Revenues
[Euro million]



1,452
1,566
Portugal
63%
1Q05
1Q06

- > Operating revenues increased by 7.8% in 1Q06 to €1,566mn, underpinned by contribution of PTM and Vivo.
- > Interconnection rate cuts impacted wireline (€9mn) and TMN (€21mn) revenues.

EBITDA
[Euro million]



+0.4%
619
587
11
23
621
1Q05
1Q06
Intercon. TMN
Angola Provision
1Q06 Adj.

- > EBITDA amounted to €587mn in 1Q06, a decrease of 5.1% yoy, equivalent to a margin of 37.5%.
- > EBITDA reduction explained by interconnection rates cut (€11mn in TMN) and Angola Telecom provision reversal (€23mn in wireline).

[14] Portugal Telecom June 2006

Strong improvement in operating free cash flow Capex decreased by 2.6% yoy in 1Q06 to €162mn, equivalent to 10.4% of operating revenues. Domestic businesses accounted for approximately 83% of total EBITDA minus Capex. Operating free cash flow increased by 14% yoy to €283mn in 1Q06. Free cash flow increased to €73mn in 1Q06, from €22mn in 1Q05. +14% Operating free cash flow [Euro million] Capex [Euro million] Portugal 283 248 10 53 -27 1Q05 EBITDA- Capex Change in WC Other 1Q06 163 167 1Q05 1Q06 62%

Sound financial condition Net debt remained stable at €3,678mn, equivalent to a net debt to EBITDA ratio of 1.6x in 1Q06 (annualised). The average debt maturity was 8.5 years at the end of 1Q06. The cost of debt was 5.5% in 1Q06. Excluding Brazil, the cost of debt was 3.5%. Two thirds of gross debt in fixed rates and over 80% denominated in Euros. Net Debt 3,678 Currency Gross debt maturity [Euro million] Fixed / Floating Net debt evolution [Euro million] [%] [%] US$ 2% R$ 15% Euro 82% Floating 34% Fixed 66% 564 302 1,025 2,824 1Q06 2006 2007 2008 2009 Foll. Years 1Q06 1Q06 2 62 92 17 115 3,672 -283 3,678 4Q05 OpCF Interest FX PRBs Bback Other 1Q06

Post retirement benefits

Gross unfunded obligations
[Euro million]


2,636
16
1
92
2,561
4Q05
FRB
Curtail-ment
Contri-butions
1Q06

Net unfunded obligations
[Euro million]


2,561
704
1,857
Gross unfunded
Tax shield
Net unfunded

> The projected benefit obligations (PBO) amounted to €5,152mn at the end of 2005.

> The discount rate used to calculate the PBO was 4.5% for pensions and healthcare and 3.5% for salaries.

> The gross unfunded obligations amounted to €2,561mn at the end of 1Q06 (€1,857mn net unfunded).

> PT made an extraordinary contribution of €300mn in 2Q06 to cover post retirement benefits.

Actuarial assumptions	2005
Discount rate on Pensions/Healthcare	4.5%
Discount rate on salaries	3.5%
Rate of return on pension fund assets	6.0%
Wage growth rate	3.0%
Pension growth rate	2.0%
Inflation rate	2.0%

[17] Portugal Telecom June 2006

Agenda Profile Voice, video and data strategy International assets First quarter 2006 highlights Update on initiatives Shareholder remuneration

Update on initiatives (1) Open access network Final assessment on revenue model (ULL vs. WLR) Identified network to be allocated to the open access division Ongoing legal work to finalise structure Pension fund Increase in salaries below current actuarial assumptions Ongoing discussions on healthcare benefits Defining the framework for funding the pension deficit in x years Contribution €300mn Share capital restructuring Share capital increase finalised Share capital reduction process is currently being executed Upon completion of share capital restructuring , distributable reserves should increase by approx. €1.1bn.

Update on initiatives (2) Cash flow optimisation initiatives Reduction of number of board members across the group Significant cuts on external supplies Centralisation and convergence on approach to distribution channels More selective marketing expenditure Commencement of the redundancy cycle for 2006 Renegotiation of payment cycles to suppliers Monetisation of international assets Completing the process in Namibia Currently restructuring the African assets portfolio Discussions with local partners

Agenda Profile Voice, video and data strategy International assets First quarter 2006 highlights Update on initiatives Shareholder remuneration

Strong track record in shareholder remuneration Over a fifth of the market cap returned to shareholders over the past three years. PT has always met its commitments in terms of shareholder remuneration. Commitment to shareholder remuneration in excess of €3.0bn between 2006 and 2008, including €0.475 DPS relative to fiscal year 2005. Share buyback suspended following tender offer announcement. [Eurocents] Dividend per share +48% CAGR [%] Total shareholder return (3 years) 47.5 35 22 16 10 0 2000 2001 2002 2003 2004 2005 66% 48% 18% Price Dividends Total return

Nuno Prego Investor Relations Director +351 21 500 1701 nuno.prego@telecom.pt www.telecom.pt Contacts

Group structure Shared Service Platforms Shared Services, Central Purchasing, Call Centers, TI, R&D, Real Estate Core Network Corporate Functions Financial Reporting, Treasury, Corporate Finance, Investor Relations, Technological Development, Public Relations, Human Resources, Planning & Control, Business Development Wireless Copper Cable / Satellite Voice Video Data

Update on tender offer Competition Authority review Preliminary announcement to enter into in-depth review, which could run for up to 90 business days. Interested parties have up to 15 days, ending 6 May, to comment on Competition Authority report, after which the in-depth review period will start. Timetable Competition Authority decision Tender offer registration with CMVM Update of management response document Scheduling of EGM Tender offer period